SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 36019; 812-15984

First Trust Portfolios L.P. and FTP Series

March 17, 2026.

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application under (a) section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 2(a)(35), 14(a), 19(b), 22(d) and 26(a)(2)(C) of the Act and rules 19b-1 and rule 22c-1 thereunder and (b) sections 11(a) and 11(c) of the Act for approval of certain exchange and rollover privileges.

Summary of Application: Applicants request an order to permit certain unit investment trusts ("UIT") to: (a) impose sales charges on a deferred basis and waive the deferred sales charge in certain cases; (b) offer unitholders certain exchange and rollover options; (c) publicly offer units without requiring the Depositor to take for its own account $100,000 worth of units; and (d) distribute capital gains resulting from the sale of portfolio securities within a reasonable time after receipt.

Applicants: First Trust Portfolios L.P. ("First Trust") and FTP Series.

Filing Dates: The application was filed on February 6, 2026.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by email, if an email address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. The email should include the file number referenced above. Hearing requests should be received by the Commission by 5:30 p.m., Eastern Time, on April 10, 2026, and should be accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: W. Scott Jardine, First Trust Portfolios L.P. and FTP Series, 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187; Felice Foundos, Brian D. Free, and Daniel J. Fallon, Chapman and Cutler LLP, 320 South Canal Street, Chicago, IL 60606.

FOR FURTHER INFORMATION CONTACT: Jacob Krawitz, Senior Special Counsel, or Kaitlin C. Bottock, Assistant Director, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated February 6, 2026, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/search/. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary